EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Replidyne, Inc.
We consent to the incorporation by reference in this registration statement on Form S-8 of Replidyne, Inc. of our report dated April 4, 2006, except as to Note 1(e), as to which the date is June 26, 2006, with respect to the balance sheets of Replidyne, Inc. as of December 31, 2004 and 2005, and the related statements of operations; preferred stock, stockholders’ deficit, and comprehensive loss; and cash flows for each of the years in the three-year period ended December 31, 2005 and for the period from December 6, 2000 (inception) to December 31, 2005, which report appears in the Registration Statement of Replidyne, Inc. on Form S-1 (No. 333-133021), as amended.
/s/ KPMG LLP
Boulder, Colorado
July 20, 2006